Exhibit A

Ceragon Receives Orders from Major Latin America Mobile Operator to Provide
High-Capacity Backhaul

Expanded Bandwidth Capabilities Provided by Evolution Series IP Long-Haul

Paramus, New Jersey, December 13, 2011 -Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist, today announced that a leading mobile operator in the southern cone region of Latin America has selected Ceragon to provide long-haul connectivity for new 3G sites and increased capacity for its enterprise users. Ceragon is currently serving as the sole supplier for these sites.  Ceragon’s Evolution IP Long-Haul will enable a higher level capacity for Ethernet bandwidth and 2G/3G voice and data implementations across the network, allowing for increased accessibility for the insatiable bandwidth growth within Latin America.

“The expanded footprint in the southern cone helps strengthen Ceragon’s role as a primary backhaul solutions provider within the Latin American marketplace,” said Ira Palti, President & CEO of Ceragon Networks. “The need for high-capacity bandwidth for this region is ever-increasing and we are committed to building a robust network capable of meeting our customer’s connectivity needs today and well into the future.”

Evolution Series IP Long-Haul is a versatile and cost-effective multi-radio solution for long distance, high capacity networks and is designed to meet both the current and future needs. Consuming 30% less power than competing long-haul systems, the Evolution IP Long-Haul allows for significant overall savings on the cost of electricity itself, while adding efficient power and heat management capabilities.

The network rollout will commence in Q1 2012 and continue to run throughout the year.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and 4G/LTE voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.
Other names mentioned are owned by their respective holders.

Media Contact:
Abigail Levy-Gurwitz
Ceragon Networks Ltd.
Tel: +1-(201)-853-0271
abigaill@ceragon.com

Company and Investor Contact:
Yoel Knoll
Ceragon Networks Ltd.
Tel: +1-(201)-853-0228
yoelk@ceragon.com
Media Contact: Karen Quatromoni Rainier Communications Tel. +1-(508)-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .